UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-41813

TURBO ENERGY, S.A.

(Name of Registrant)

Plaza de América 2, 4AB
Valencia, Spain 46004

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Industrial Energy Infrastructure Deployment Partnership

On June 24, 2026, Turbo Energy, S.A. (the “Company”) issued a press release announcing the deployment of a large-scale industrial energy infrastructure project in collaboration with HiTHIUM, a global provider of battery energy storage technologies.

As disclosed in the press release, the project spans 15 industrial facilities operated by a major European electro-intensive ceramic manufacturing group and includes a total planned battery energy storage capacity of 366 MWh. The project combines HiTHIUM’s battery energy storage systems with the Company’s AI-driven energy management and optimization platform, designed to optimize the interaction between renewable generation, battery storage and industrial energy consumption.

The press release further discusses the strategic collaboration between the Company and HiTHIUM, the integration of the Company’s software platform into large-scale industrial energy infrastructure deployments, and the Company’s continued expansion across commercial and industrial energy markets.

A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

This Report on Form 6-K is incorporated by reference into the prospectus contained in the Company’s registration statement on Form F-3 (SEC File No. 333-291470) declared effective by the Securities and Exchange Commission on December 16, 2025.

Index

EXHIBIT NO.	DESCRIPTION
99.1	Press Release titled “Turbo Energy and HiTHIUM Deploy AI-Driven Energy Infrastructure Across 15 Industrial Facilities in Europe,” dated June 24, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURBO ENERGY, S.A.

Date: June 24, 2026	By:	/s/ Mariano Soria
Mariano Soria
Chief Executive Officer

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